UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

Unit 18B Nailsworth Mills Estate, Avening Road,

Nailsworth, GL6 0BS, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On November 15, 2023, Captivision Inc., a Cayman Islands exempted company limited by shares (“Captivision” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 2, 2023, as amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023 and may be further amended, supplemented, or otherwise modified from time to time, by and among the Company, GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea, Jaguar Global Growth Corporation I, a Cayman Islands exempted company (“JGGC”), and Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC.

Beginning on November 16, 2023, the Captivision ordinary shares and the Captivision public warrants will be traded on The Nasdaq Stock Market LLC under the symbols “CAPT” and “CAPTW”, respectively.

On November 15, 2023, the Company issued a press release titled, Jaguar Global and GLAAM/Captivision Announce Closing of Business Combination. A copy of this press release is attached as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Captivision Inc., dated November 15, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Ho Joon Lee
Name:	Ho Joon Lee
Title:	Chief Executive Officer

Date: November 15, 2023

[Signature Page to Closing 6-K]